SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   _________

                                   FORM 6-K
                                   _________

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For March 19, 2003

                        i-CABLE Communications Limited
            -------------------------------------------------------
                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
             ----------------------------------------------------
                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                Form 20-F     X           Form 40-F
                            ------                ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                       No        X
                            ------                ------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                [LOGO OMITTED]

                        i-CABLE COMMUNICATIONS LIMITED
                        2002 FINAL RESULTS ANNOUNCEMENT

            26% Increase in Operating Profit despite a Weak Market

Results Highlights

o Turnover increased by 12% to HK$2,161 million (2001: HK$1,931 million) against a backdrop of a weak economy and poor consumer sentiments.

o EBITDA increased by 19% to HK$731 million (2001: HK$614 million). EBITDA margin improved by 2 percentage points to 34%.

o Operating profit increased by 26% to HK$226 million (2001: HK$180 million). Operating profit margin improved by 1 percentage point to 10%.

o Stripping out a one-time impairment provision on venture investments of HK$73 million, recurrent net profit increased by 14% to HK$190 million (2001: HK$167 million).

o Capital expenditure declined by 11% to HK$559 million (2001: HK$626 million).

o  Final dividend of 1.5 cents per share recommended to make total dividend of
   3.0 cents per share for the full year (2001: 2.5 cents).

Pay TV

o  Subscribers grew by 8% to surpass 605,000 at the end of the year (2001:
   560,000).

o  Turnover increased by 7% to HK$1,711 million (2001: HK$1,595 million).

o Effective anti-piracy measures helped to ease churn to 1.6% (2001: 1.8%) per month.

o Operating profit decreased by 5% to HK$332 million (2001: HK$349 million) primarily due to non-recurring World Cup programming costs.

Internet & Multimedia

o  Broadband subscribers grew by 42% to surpass 225,000 (2001: 160,000).

o ARPU declined by 20% to HK$180 (2001: HK$224) because of an aggressive pricing strategy to maintain subscriber growth momentum.

o  Turnover grew by 34% to HK$450 million (2001: HK$336 million).

o EBITDA increased by 125% to HK$210 million (2001: HK$94 million) with an operating profit of HK$9 million (2001: operating loss of HK$50 million).


GROUP RESULTS

The audited Group profit attributable to Shareholders for the year ended December 31, 2002 amounted to HK$117 million (2001: HK$167 million). Basic and diluted earnings per share were both 5.8 cents (2001: 8.3 cents).


DIVIDENDS

An interim dividend in respect of the year ended December 31, 2002 of 1.5 cents per share was paid on October 23, 2002, absorbing a total amount of HK$30 million (2001 - Nil). The Directors have recommended the payment of a final dividend in respect of the year ended December 31, 2002 of 1.5 cents (2001 - 2.5 cents) per share, absorbing a total amount of HK$30 million (2001
- HK$50 million). If this recommendation is approved, the total dividend for the year 2002 would amount to 3.0 cents (2001: 2.5 cents) per share.

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2002

                                                              2002        2001
                                                    Note    HK$'000     HK$'000

 Turnover                                            (1)    2,160,788    1,930,999
                                                           -----------  ------------
   Programming costs                                         (732,205)   (601,731)

   Network and other operating expenses                      (351,148)   (364,100)
                                                           -----------  ------------
   Selling, general and administrative expenses              (346,742)   (350,680)

 Profit from operations before  depreciation                  730,693     614,488

   Depreciation                                              (504,258)   (434,659)
                                                           -----------  ------------
 Profit from operations                              (1)      226,435     179,829

 Interest income                                               26,355      58,649

 Non-operating (expense)/income                                  (198)      1,027

 Impairment loss on investments                               (72,870)          -

 Finance costs                                                (62,463)    (72,013)
                                                           -----------  ------------
 Profit before taxation                              (2)      117,259     167,492

 Taxation                                            (3)            -           -
                                                           -----------  ------------
 Profit attributable to shareholders                          117,259     167,492
                                                           ===========  ============
 Earnings per share                                  (4)

   Basic                                                    5.8 cents   8.3 cents
                                                           -----------  ------------
   Diluted                                                  5.8 cents   8.3 cents
                                                           -----------  ------------

NOTES TO THE ACCOUNTS

(1)  Segment information

     Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and operating profit by principal activity:

                               Turnover          Operating Profit

                          -------------------   -------------------
                            2002      2001       2002       2001
                          HK$'000    HK$'000    HK$'000   HK$'000

     Pay television      1,710,767  1,595,362  331,757   349,323
     Internet and
                         ---------  --------  --------- ----------
     multimedia           450,021    335,637     8,668   (49,692)
                         ---------  --------  --------- ----------
                         2,160,788  1,930,999  340,425   299,631
                         =========  ========
     Unallocated
       corporate expenses                     (113,990) (119,802)
                                              --------- ----------
                                               226,435   179,829
                                              ========= ==========

(2)  Profit before taxation

     Profit before taxation was arrived at after charging:
                                             2002         2001
                                           HK$'000       HK$'000

     Depreciation                          504,258       434,659
     Amortization of programming library*  152,861       103,253
     Interest on borrowings                 62,463        72,013
     Impairment loss on investments         72,870             -
                                          -----------  ------------


     * included in programming costs

(3)  Taxation

     The provision for Hong Kong Profits Tax was calculated separately on the taxable profit of each entity within the Group at the rate of 16% (2001:16%). The taxation charge for the year ended December 31, 2002 represents:

                                                           2002         2001
                                                         HK$'000       HK$'000

     Provision for Hong Kong Profits Tax for the year     10,827         8,825
     Overprovision in respect of prior year                 (4)            -
     Deferred tax credit                                 (10,823)       (8,825)
                                                       ------------ -----------
                                                               -             -
                                                       ===========  ============

(4)  Earnings per share

     The calculation of basic earnings per share was based on the profit attributable to shareholders of HK$117 million (2001: HK$167 million) and the weighted average number of ordinary shares in issue during the year of 2,016,284,165 (2001: 2,014,000,000).

     The calculation of diluted earnings per share was based on the weighted average number of ordinary shares of 2,026,931,374 (2001: 2,022,501,763)
     after adjusting for the effects of all dilutive potential ordinary shares. The potential issue of ordinary shares in connection with the Company's convertible bonds would not give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of diluted earnings per share.


MANAGEMENT'S DISCUSSION AND ANALYSIS

A.   Review of 2002 Operating Results

The Group continued to achieve double digit percentage growth in total Pay TV and broadband subscribers (16%), turnover (12%) and net profit before investment provision (14%) year-on-year against a backdrop of a weak economy and poor consumer sentiments.

Consolidated turnover increased by 12% to HK$2,161 million. Pay TV turnover grew by 7% to HK$1,711 million due to increases in both subscription and airtime sales revenues. Internet & Multimedia turnover increased by 34% to HK$450 million as the growth in Broadband subscribers was partly offset by a fall in ARPU. The Internet & Multimedia segment's share of total turnover rose to 21% in 2002 as compared to 17% in 2001.

Operating costs before depreciation increased by 9% to HK$1,430 million. The increase was attributable to higher programming costs which grew by 22% or HK$130 million primarily due to costs related to the 2002 FIFA World Cup. Network and other operating costs decreased 4% to HK$351 million, with lower international bandwidth costs partly offset by higher customer service costs. Selling, general and administrative expenses decreased by 1% to HK$347 million due mainly to lower marketing and overhead costs.

Earnings before interest, tax, depreciation and amortization or EBITDA rose by 19% to HK$731 million while EBITDA margin increased to 34% from 32% in 2001.

Depreciation increased by 16% to HK$504 million due mainly to capital investments in digital set-top boxes, Digital News Centre, cable modems and related network equipment. Operating profit improved by HK$47 million to reach HK$226 million.

Interest income dropped by 55% or HK$32 million year-on-year due to the low interest rate environment and a significant reduction in surplus funds after the early redemption of HK$1,500 million of convertible bonds in October 2002. Finance costs also decreased by HK$10 million due to the early convertible bond redemption.

Net profit before investment provision grew by 14% to HK$190 million from HK$167 million in the previous year.

The Group made a provision of HK$73 million for impairment of its venture investments in the technology sector out of a total investment cost of HK$93 million. The provision is expected to be one-off and has no impact on the Group's operations or cash flows. Following this provision, the net amount standing in the Group's balance sheet representing venture investments was HK$21 million.

Net profit attributable to shareholders for 2002 was HK$117 million, after the above impairment provision.

Basic earnings per share were 5.8 cents as compared to 8.3 cents in 2001.

B.   Segmental Information

Pay Television

Turnover rose by 7% to HK$1,711 million, reflecting an 8% growth of subscribers in 2002 to surpass 605,000 and higher airtime sales revenues as a result of World Cup. Churn rate dropped to 1.6% per month from 1.8% per month in 2001 with the positive impact from the Group's anti-piracy initiatives, while ARPU increased by HK$1 to HK$233 per month. EBITDA declined slightly by HK$6 million to HK$629 million while operating profit dropped 5% to HK$332 million in 2002 primarily due to higher programming costs resulting from the 2002 FIFA World Cup.

Internet & Multimedia

Internet and Multimedia turnover grew by 34% to HK$450 million as Broadband subscribers rose by 42% to surpass 225,000. ARPU declined by 20% to HK$180 due to aggressive pricing strategy to maintain subscriber growth momentum under a competitive operating environment. EBITDA increased by 125% to HK$210 million due to increase in turnover and stable operating costs. Operating profit of HK$9 million was achieved as compared to HK$50 million loss for 2001.

C.   Liquidity and Financial Resources

In October 2002, the Group made an early redemption of HK$1,500 million of its HK$1,800 million convertible bonds to reduce its net financing cost. The repayment was financed primarily by the Group's surplus cash whose average yield was less than 2% per annum, far below the 4% per annum interest payable on the fixed rate convertible bonds. The Group has also arranged HK$800 million in short term bank credit facilities to enhance its liquidity position.

The Group's net debt position as at December 31, 2002 was HK$196 million, being HK$386 million of bank loans, HK$300 million of convertible bonds bearing a fixed interest rate of 4% due to be repaid in November 2003, offset by deposits with financial institutions, investment in debt securities and, cash and bank balances. The ratio of net debt to total assets as at December 31, 2002 was 7%. The consolidated net asset value of the Group as at December 31, 2002 was HK$1,512 million, or HK$0.75 per share.

Capital expenditure for the year amounted to HK$559 million as compared to HK$626 million in the previous year. Major items included investments on digital set-top boxes and cable modems and related equipment, and network expansion. These items are expected to continue to be the major areas of capital expenditure for the Group in 2003.

The Group is comfortable with its present financial and liquidity position. Cash to be generated from the Group's operations and funds available from external sources are expected to be adequate to fund known upcoming capital expenditures and working capital requirements.

D.   Contingent liabilities

At December 31, 2002, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks of up to HK$19 million of which only HK$7 million was utilised by the subsidiaries.

The Group is in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations with estimated maximum net exposure to the Group of HK$35 million at December 31, 2002. The outcome of the discussion is uncertain but management is of the view that there are ample grounds to support the deductibility of the interest expenses.

E.   Human Resources

The Group had a total of 2,641 employees at the end of the year. Total salaries and related costs incurred in 2002 amounted to HK$722 million.

To continuously increase the overall calibre of the organization and strengthen the "pay-for-performance" culture, we reengineered our performance management, compensation and reward programs at the beginning of the year. A portion of each employee's compensation is tied to the Group's overall results, the respective unit's achievements and the individual's performance. The Group also operates an Employee Share Option Scheme.

F.   Operating Environment and Competition

The operating environment will continue to be difficult with new players entering the market and no immediate signs of an economic recovery.

In the Pay TV segment, TVB announced in February the divestiture of its stake in Galaxy to below 50%, thereby clearing a regulatory hurdle precedent to Galaxy's launch of a Pay TV service, which is generally expected before the end of this year. Yes TV, meanwhile, has been granted a one-year extension to meet the capital investment commitment under its licence. While these developments have yet to show significant real impact on the Pay TV market, the Group has started to sharpen its competitiveness on all fronts to respond to market changes.

In the Broadband segment, the Group pre-empted the competition with an aggressive marketing strategy. As a result of that, short-term margin was sacrificed in favour of long-term market share gain. This slowed the pace of growth of this segment as a revenue engine.

G.   Prospects

2002 was a challenging year for Hong Kong and therefore for the Group. Nevertheless, our core businesses demonstrated exceptional capability to perform in a hostile operating environment, thanks to our first or early mover advantage.

The challenge will be even greater this year with no signs of an economic recovery, the uncertainties surrounding the military conflict in the Middle East, the launch of a new Pay Television service and keen Broadband competition.

However, with the proprietary content that the Group has secured, the state-of-the-art production and transmission facilities the Group has built up in the past year, a solid customer base, and experience and infrastructure amassed in the provision of Pay television service, it is ready to face up to these new challenges.

On the Broadband front, the business is built on a very competitive cost structure. With expansion of our service capability, we will continue to compete effectively in a keen market. Furthermore, with the digital content that it has amassed and its ability to deliver live content, the Group is in a good position to become a content provider when 3-G mobile communication service is introduced.

The Group will celebrate its 10th anniversary later this year. In the document that was submitted in September 1992 to support our licence bid, we have committed our service to the community with the motto

     "More than just television - a way of Hong Kong life today"

In the past decade, the Group has developed from an eight-channel Pay Television operator into a fully fledged, vertically integrated communications company that provides television and telecommunications services; owns and operates one of the territory's near universal network; and produces its own content with state-of-the-art digital facilities.

The Group is one of Hong Kong's leading television service providers and programme producers, consistently commanding over 35% of total viewership in subscribers' homes around the clock; one of Hong Kong's top five media; the second largest Broadband service provider; and a prominent telecommunications network operator and owner. These achievements demonstrate our tenacity to prevail over a decade of economic recessions, uncertainties and competition.

The solid business foundation that we have built over these years, the active steps that we have taken to constantly improve and the investment that we have made to build for the future will steer us through the current economic difficulties.


COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the financial year with Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"):.


BOOK CLOSURE

The Register of Members of the Company will be closed from Thursday, May 22, 2003 to Thursday, May 29, 2003, both days inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend.


PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website and the Group's corporate website www.i-cablecomm.com in due course.

                                         By Order of the Board

                                            Wilson W S Chan

                                               Secretary

Hong Kong, March 18, 2003

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                i-CABLE Communications Limited


                                By: /s/ Samuel Wong
                                    ---------------------------------
                                    Name:    Samuel Wong
                                    Title:   Chief Financial Officer

Dated: March 19, 2003